UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-42678

JBS N.V.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Stroombaan 16, 5th Floor

1181 VX, Amstelveen, Netherlands

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒     Form 40-F:   ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 15, 2026, JBS N.V. (the “Company”) posted an investor presentation in the “Presentations” tab of the “Results and Presentations” section of the Company’s website at https://ir.jbsglobal.com. The investor presentation will be used by the Company from time to time at investor conferences and in meetings with investors and others beginning on June 15, 2026. The content of the Company’s website is not incorporated by reference herein and is not a part of this Current Report on Form 6-K nor shall it be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2026

JBS N.V.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	Global CFO and Investor Relations Officer

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